UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act
of 1934

Persimmon Growth Partners Fund, L.P.

(Name of Subject Company (Issuer))

Units of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Gregory S. Horn

President

Persimmon Growth Partners Fund, L.P.

1777 Sentry Parkway West, Gwynedd Hall, Suite 102

Blue Bell, PA 19422

(877) 502-6840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Person(s))

Calculation of Filing Fee

Persimmon Growth Partners Fund, L.P. (the “Fund”)

Transaction Valuation: $ 8,090,274.96(a)       Amount of Filing Fee: $ 927.15(b)

Total Filing Fee: $927.15

(a)            Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty-five percent (25%) of the Persimmon Growth Partners Fund, L.P.’s outstanding shares of beneficial interest is based on the total net asset value of the Fund’s outstanding shares of beneficial interest as of May 31, 2012.

(b)           Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                   N/A

Form or Registration No.:                            Schedule TO

Filing Party:                Persimmon Growth Partners Fund, L.P.

Date Filed:                  June 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Persimmon Growth Partners Fund, L.P., a Delaware limited partnership (the “Issuer”), to purchase up to twenty-five percent (25%) of the shares of beneficial interest of the Issuer (“Units”), as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on August 1, 2012, unless extended. The Issuer is offering to purchase Units, without interest, net to the participating investors (“Investors”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Repurchase, dated as of July 2, 2012, and the Letter of Transmittal, which as each may be amended or supplemented from time to time, together constitute the “Repurchase Offer”.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 1 through 9 and 11. The information in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS. The Issuer registered under the Investment Company Act on August 24, 2010.  Audited financial statements for the fiscal year ended December 31, 2009, are included in the Issuer’s initial Form N-2, which was filed on August 24, 2010. Audited financial statements through March 31, 2010 and unaudited financial statements through September 30, 2010 are included in the Issuer’s Form N-CSR, which was filed on December 9, 2010. Audited financial statements for the fiscal year ended March 31, 2011 are included in the Issuer’s Form N-CSR, which was filed on June 10, 2011. Unaudited financial statements through September 30, 2011 are included in the Issuer’s Form N-CSR, which was filed on December 9, 2011, and amended on January 9, 2012. Audited financial statements for the fiscal year ended March 31, 2012 are included in the Issuer’s Form N-CSR, which was filed on June 11, 2012. The Issuer is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Issuer is an investment fund that does not calculate earnings per share or book value per share.  The Issuer’s assets will be reduced by the amount of the tendered interests that are purchased by the Issuer.  Thus, income relative to assets may be affected by the Offer.

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ITEM 12. EXHIBITS.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2012	Persimmon Growth Partners Fund, L.P.

	By:	/s/ Gregory S. Horn

	Name:	Gregory S. Horn
	Title:	President

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TABLE OF CONTENTS

I.	SUMMARY TERM SHEET		2
II.	REPURCHASE OFFER TERMS		7
	1.	Company Information	7
	2.	Identity and Background of Filing Person	7
	3.	The Repurchase Offer	7
	4.	Expiration Date	8
	5.	Net Asset Value Determination Date	8
	6.	Net Asset Value	9
	7.	Payment for Repurchased Units	9
	8.	Increase in Amount of Units Repurchased; Pro Rata Repurchases	10
	9.	Withdrawal Rights	10
	10.	Extension, Suspension or Postponement of Repurchase Offer	11
	11.	Agreements Involving the Fund’s Securities	11
	12.	Certain Information about the Fund	12
	13.	Tax Consequences	12
	14.	Repurchase Fees	13
	15.	Proper Form of Repurchase Request Documents	13
		a. Proper Presentation of Units for Repurchase	13
		b. Signature Guarantees and Method of Delivery	13
		c. Determination of Validity	14
	16.	Recommendations	14
	17.	Source and Amount of Funds; Effect of the Repurchase Offer	15
	18.	Certain Legal Matters	15
	19.	Units of Directors and Officers; Transactions and Arrangements Concerning Units	16
	20.	Additional Information	17
	21.	Financial Statements	17

Exhibits		18

EXHIBIT NO.	DESCRIPTION	18

(a)(1)(i)	Form of Offer to Repurchase	19

(a)(1)(ii)	Form of Letter of Transmittal	21

(a)(1)(iii)	Form of Letter from Fund to Investors in Connection with	29
	Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with	30
	Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries	32

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Persimmon Growth Partners Fund, L.P.

SUMMARY TERM SHEET

Persimmon Growth Partners Fund, L.P. Offer to Repurchase

Up to twenty-five percent (25%) of its Units

at Net Asset Value

Summary Term Sheet

Persimmon Growth Partners Fund, L.P. (the “Fund”) is offering to repurchase up to twenty-five percent (25%) of its shares pursuant to tenders by holders of the Fund’s shares (“Units”) issued and outstanding as of August 1, 2012, unless extended (the “Expiration Date”). The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units of the Fund as of the close of the regular trading session of the New York Stock Exchange on September 28, 2012 (the “Net Asset Value Determination Date”). You will be receiving with this Summary Term Sheet, the Offer to Repurchase, dated as of July 2, 2012 and the Letter of Transmittal which, as each may be amended or supplemented from time to time, together constitute the repurchase offer (the “Repurchase Offer”).

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Units in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer. Please read and carefully review the Offer to Repurchase, dated as of July 2, 2012 and related documents prior to making a decision regarding the Repurchase Offer. You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern Time on the Expiration Date. The Repurchase Offer is not conditioned on any minimum number of Units being tendered.

All tenders of Units for repurchase must be received in proper form by the Fund’s administrator, JD Clark & Company (the “Administrator”), by the Expiration Date.

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What is the Repurchase Offer?

The Repurchase Offer is an opportunity to redeem your Units at net asset value.

Is this Repurchase Offer the only way I can sell my Units?

No. You will be able to sell your Units in future repurchase offers, as described in the Fund’s Confidential Private Placement Memorandum and Amended and Restated Limited Partnership Agreement, dated as of June 5, 2010 (the “Limited Partnership Agreement”).

What action must I take if I decide not to submit my Units for repurchase in the Repurchase Offer?

None.

What is the purchase price for Units in the Repurchase Offer and how is it calculated?

The Repurchase Price is an amount equal to the net asset value of an Investor’s Units properly tendered and accepted by the Fund as of the Net Asset Value Determination Date. The Fund anticipates that it will pay an Investor the Repurchase Price in cash. However, repurchases of Units or portions thereof from Investors by the Fund may be paid, in the sole discretion of the Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Investors not tendering Units for repurchase. Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Limited Partnership Agreement), which will be distributed to all tendering Investors on a pro-rata basis.

The initial calculation of the Fund’s net asset value on the Net Asset Value Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Fund’s Confidential Private Placement Memorandum and the Limited Partnership Agreement. The Fund will adjust the number of Units repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are repurchased by the Fund.

Investors can obtain the current net asset value per Unit during the period of the Repurchase Offer by calling (877) 502-6840, between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of an Investor’s Units on a future date. The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Value Determination Date.

Please see Sections 5 and 6 of the Repurchase Offer Terms for more information.

How do I submit Units for repurchase if I want to participate in the Repurchase Offer?

You should review the Offer to Repurchase before making your decision to submit Units for repurchase. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal. These materials must be received by the Administrator, in proper form, by the Expiration Date.

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Participating Investors should carefully ensure that all information required in order to participate in the Repurchase Offer has been provided and is accurate. The Fund is under no obligation to notify Investors of any errors or incomplete information in their submission. Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

Why is the Fund making the Repurchase Offer?

The Fund is making the Repurchase Offer to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. Investors can offer all or a portion of their Units for repurchase only during the Fund’s repurchase offers.

Please see Sections 3 and 16 of the Repurchase Offer Terms for more information.

What should I consider in making a decision to participate in the Repurchase Offer?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Repurchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer. You should also consider that the Fund intends to make future repurchase offers so there will most likely be additional opportunities besides this Repurchase Offer.

Whether or not you participate in the Repurchase Offer, there is a risk that the net asset value of your Units may fluctuate following the Repurchase Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Value Determination Date.

The tender of Units by an Investor will not affect the record ownership of such Investor for purposes of voting or entitlement to any distributions payable by the Fund to the Investor unless and until such Units are repurchased. You should also note that although the Repurchase Offer expires on August 1, 2012, you remain an Investor in the Fund with respect to your tendered Units that are accepted for purchase through September 28, 2012, when the net asset value of your Units is calculated.

If I decide not to participate in the Repurchase Offer, how will that affect the Units that I own?

The purchase of Units pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Units. Investors that retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. If the Fund’s aggregate assets are reduced, Investors that do not tender Units will bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Investors from time to time. In order to pay for Units and portions of Units purchased pursuant to this Repurchase Offer, the Fund may liquidate portfolio holdings earlier than Persimmon Capital Management, LP (the “Investment Manager”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

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Will I have to pay anything to participate in the Repurchase Offer?

You will not pay fees or commissions to the Fund in order to participate in the Repurchase Offer. However, if your Units are held through a Financial Intermediary (as defined in the Repurchase Offer Terms), the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Administrator.

Please see Section 14 of the Repurchase Offer Terms for more information.

May I withdraw my Units after I have submitted them for repurchase and, if so, by when?

Yes, you may withdraw your Units at any time prior to 12:00 midnight Eastern Time on August 1, 2012. A notice of withdrawal of Units submitted in the Repurchase Offer must be timely received by the Administrator and the notice must specify the name of the Investor who submitted the Units in the Repurchase Offer, the number of Units being withdrawn and the name of the registered owner, if different from the person who submitted the Units in the Repurchase Offer. Withdrawn Units can again be submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

Is there a limit on the number of Units I can submit in the Repurchase Offer?

No. However, an Investor who tenders less than ninety percent (90%) of his or her Units for repurchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. If an Investor tenders an amount that would cause the Investor’s account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased from the Investor so that the required minimum balance is maintained. Investors who tender ninety percent (90%) or more of their Units will be deemed to have liquidated their investment.

Please refer to Section 8 of the Repurchase Offer Terms for more information.

Is my participation in the Repurchase Offer a taxable transaction for U.S. federal income tax purposes?

In general, an Investor who tenders all Units held, or Units considered to be held under certain attribution rules of the U.S. Internal Revenue Code of 1986, as amended, will be treated as having sold its Units and generally will realize a capital gain or loss.  If an Investor tenders fewer than all of its Units, the Investor may be treated as having received a taxable dividend upon the tender of its Units.  Investors should also consult their tax advisor to discuss their individual circumstances.

Please refer to Section 13 of the Repurchase Offer Terms for more information.

May the Repurchase Offer be extended?

The Expiration Date is at 12:00 midnight Eastern Time on August 1, 2012, unless extended. The Fund may extend the period of time the Repurchase Offer is open. Investors will be notified of any such extension in writing at the Investor’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.

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Please see Section 10 of the Repurchase Offer Terms for more information.

Is there any reason Units submitted in the Repurchase Offer would not be accepted?

In addition to those circumstances described in Section 10 of the Repurchase Offer in which the Fund is not required to accept Units submitted for repurchase, the Fund has reserved the right to reject any and all requests to participate in the Repurchase Offer it determines by it not to be in appropriate form. The Repurchase Offer is not conditioned upon submission of a minimum number of Units.

The Fund will repurchase tendered Units on a pro rata basis in the event that Investors tender more than twenty-five percent (25%) of its Units or the Fund cannot efficiently liquidate underlying positions in order to repurchase Units for cash.

Additionally, concurrent with the Repurchase Offer, Persimmon Growth Partners Investor Fund (the “Feeder Fund”) is also offering to repurchase its securities from its shareholders. The Feeder Fund is offering to repurchase twenty-five percent (25%) of its shares of beneficial interest. If the Feeder Fund’s repurchase offer is fully or over-subscribed it may affect other Investors participation in the Repurchase Offer because the Feeder Fund’s 95% ownership of the Fund as of February 29, 2012.

Please see Sections 8 and 10 of the Repurchase Offer Terms for more information.

How do I obtain additional information?

Questions and requests for assistance should be directed to the Investment Manager at (877) 502-6840. Requests for additional copies of the Offer to Repurchase and the Letter of Transmittal should be directed to the Administrator.

The Letter of Transmittal should be sent to the Administrator by AUGUST 1, 2012 at the following address:

JD Clark & Company

Attn: Persimmon Growth Partners Fund, L.P.

2225 Washington Boulevard, Suite 300

Ogden, UT 84401

PH: 801-737-4000

FX: 801-737-8080

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Persimmon Growth Partners Fund, L.P.

REPURCHASE OFFER TERMS

July 2, 2012

1. Company Information

A.        Persimmon Growth Partners Fund, L.P. (the “Fund”) is located at 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422, and its telephone number is 877-502-6840.

B.        As of May 31, 2012 there were 29,627.869 total shares in Class A of the Fund outstanding (the “Class A Units”) and 1,650.120 total shares in Class A1 of the Fund Outstanding (the “Class A1 Units” and together with the Class A Units, the “Units”). The net asset value of such issued and outstanding Class A Units in the Fund was $1,033.896 and the net asset value of such issued and outstanding Class A1 Units in the Fund was $1,047.780. Investors may obtain the current net asset value of their Units during the period of the Repurchase Offer by calling 877-502-6840 between the hours of 9:00 and 5:00 Eastern Time, Monday-Friday (except holidays).

C.        Trading Market and Price. There is no established trading market for the Units and any transfer is strictly limited by the Amended and Restated Limited Partnership Agreement, dated as of June 5, 2010 (the “Limited Partnership Agreement”). The high and low net asset value per Unit for the Fund for the past two quarters as provided by the Fund’s Administrator, JD Clark & Company (the “Administrator”) are as follows:

	High	Low
Fourth Quarter 2011
Class A Units	1,041.466	1,017.891
Class A1 Units	1,053.693	1,031.559
First Quarter 2012
Class A Units	1,054.746	1,041.044
Class A1 Units	1,068.910	1,055.024

2. Identity and Background of Filing Person. The Fund is the filing person and the subject company. The Investment Manager of the Fund is Persimmon Capital Management, LP (the “Investment Manager”). The Investment Manager is located at 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422 and its telephone number is (877) 502-6840. The members of the Fund’s board of directors (the “Board of Directors”) are Gregory S. Horn, Robert W. Fesnak, Joseph R. Rindler, Jr. and Michael J. Maher, Jr. Their address is c/o Persimmon Growth Partners Fund, L.P., 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422. The Fund has the following executive officers: Gregory S. Horn, President and Todd Cipperman, Secretary. Mr. Horn’s address is 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422, and Mr. Cipperman’s address is 500 E. Swedesford Road, Suite 104, Wayne, PA 19087.

3. The Repurchase Offer. The Fund is offering to repurchase up to twenty-five percent (25%) of its shares pursuant to tenders by investors (each, a “Investor,” together, the “Investors”) of the Fund’s shares (the “Units”) issued and outstanding as of August 1, 2012 (the “Expiration Date”). The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on September 28, 2012 (the “Net Asset Value Determination Date”). An Investor may expect to receive the Repurchase Price for every Unit tendered and accepted in cash, without interest, upon the terms and conditions set forth in the Offer to Repurchase, dated as of July 2, 2012, and the Letter of Transmittal, which as each may be amended or supplemented from time to time, together constitute the “Repurchase Offer”.

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The Fund will not pay interest to participating Investors for Units redeemed, regardless of any delay in payment. Participating Investors will not be obligated to pay any fees in connection with their request to redeem Units. However, a participating Investor may be charged a fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the “Financial Intermediary”) for participating Units held by such Financial Intermediary.

The purpose of the Repurchase Offer is to provide Investors a source of liquidity for their Units, as Units are not redeemable daily for cash nor are they traded on a stock exchange. The offer is not conditioned upon the tender for repurchase of any minimum number of Units, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

The Fund will distribute materials for the Repurchase Offer on or about July 2, 2012 to all Investors. Units tendered for repurchase in compliance with the terms hereof from any officer, director or affiliate of the Fund will be accepted by the Fund. Any purchase from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchases of Units.

4. Expiration Date. All tenders of Units for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Administrator on or before 12:00 midnight Eastern Time on the Expiration Date. The Repurchase Offer may be extended in the discretion of the Board of Directors. Requests to tender Units submitted to the Administrator must be sent to the address specified in the Letter of Transmittal.

5. Net Asset Value Determination Date. The value of the Units tendered in this Repurchase Offer will likely change from the time between August 1, 2012, the Expiration Date, and September 28, 2012, the Net Asset Value Determination Date, when the value of the Units tendered to the Fund will be determined to calculate the Repurchase Price. The Repurchase Price will be the net asset value of the Units as of the close of regular trading session of the New York Stock Exchange on the Net Asset Value Determination Date.

The initial publication of the Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Fund’s Confidential Private Placement Memorandum and Limited Partnership Agreement. The Fund will adjust the number of Units repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are repurchased by the Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

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Investors are encouraged to obtain current quotations of the Fund’s net asset value prior to making a decision regarding this offer.

6. Net Asset Value. Although Investors must determine whether to tender Units prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of an Investor’s Units can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date. The Fund’s net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

7. Payment for Repurchased Units. Generally, an Investor will receive an initial payment (the “Initial Payment”) in an amount equal to at least ninety-five percent (95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date. The Investment Manager, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Units. An Investor that tenders ninety percent (90%) or more of the Investor’s Units, and such tender is accepted by the Fund, will be deemed to have liquidated such Investor’s investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date. The Initial Payment will be made thirty (30) days after the Net Asset Value Determination Date.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and, based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit. The Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Units, in compliance with any applicable law.

Promptly after the Expiration Date, Investors whose Units are accepted by the Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Units.

Although the Fund will attempt to make payment for Units promptly, as described below, the Fund may be delayed in making payment as a result of circumstances beyond the Fund’s control. The Fund will not pay interest on the repurchase proceeds, regardless of any delay in the Fund’s making payment for Units.

The Fund will have accepted for payment Units validly submitted for repurchase and not withdrawn, when the Fund gives oral or written notice to the Administrator of the Fund’s acceptance for payment of such Units pursuant to the Repurchase Offer.

The Fund anticipates that it will pay an Investor the Repurchase Price in cash. However, repurchases of Units or portions thereof from Investors by the Fund may be paid, in the sole discretion of the Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Investors not tendering Units for repurchase. Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Limited Partnership Agreement), which will be distributed to all tendering Investors on a pro-rata basis.

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8. Increase in Amount of Units Repurchased; Pro Rata Repurchases. If Investors tender for repurchase more than twenty-five percent (25%) of the outstanding Units of the Fund during the offering period, the Fund may (but is not obligated to) increase the outstanding Units that the Fund is offering to repurchase by up to two percent (2.00%) on the Expiration Date. The Fund may increase the outstanding Units to be repurchased or the Fund may decide not to do so. In either case, if the outstanding Units tendered for repurchase exceeds more than twenty-five percent (25%) of the outstanding Units of the Fund, the Fund will repurchase only a pro rata portion of the Units tendered by each Investor.

Concurrent with the Repurchase Offer, Persimmon Growth Partners Investor Fund (the “Feeder Fund”) is also offering to repurchase its securities from its shareholders. The Feeder Fund is offering to repurchase twenty-five percent (25%) of its shares of beneficial interest. If the Feeder Fund’s repurchase offer is fully or over-subscribed it may affect other Investors participation in the Repurchase Offer because the Feeder Fund’s 95% ownership of the Fund as of May 31, 2012.

There can be no assurance that the Fund will be able to repurchase all the Units tendered, even if an Investor’s entire position in Units was tendered. In the event of an oversubscribed Repurchase Offer, Investors may be unable to liquidate all of their Units at the Repurchase Price. Investors may have to wait until a subsequent repurchase offer to tender the Units that the Fund was unable to repurchase, and Investors would be subject to the risk of net asset value fluctuations during that time.

In addition, an Investor who tenders for repurchase less than ninety percent (90%) of the Investor’s investment in Units will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. The Fund maintains the right to reduce the amount of Units tendered for repurchase so that the required minimum balance is maintained. The Fund will promptly notify the Investor if his or her tender of Units would reduce the Investor’s balance to less than $25,000. Investors who tender ninety percent (90%) or more of their Units will be deemed to have liquidated their investment.

The Fund may reject all or part of a tender if, among other reasons, the Investment Manager determines that it would be in the best interest of the Fund to do so.

9. Withdrawal Rights. Units tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Units tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Administrator at its address specified in the Letter of Transmittal, before the Expiration Date. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Units to be withdrawn and the names in which the Units to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution, as defined in the attached Instruction 1 of the Letter of Transmittal.

Units may be submitted for repurchase again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Units for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

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Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

10. Extension, Suspension or Postponement of Repurchase Offer. The Board of Directors expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Administrator. Investors will be notified of any such extension in writing at the Investor’s address of record, no later than five (5) business days after the previously scheduled Expiration Date. If the Board of Directors makes a material change in the terms of the Repurchase Offer or the information concerning Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, the Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Exchange Act. During any extension, all Units previously submitted for repurchase and not withdrawn will remain subject to the Repurchase Offer; subject to the participating Investor’s right to withdraw such Investor’s Units. The Board of Directors may cancel the Repurchase Offer or postpone the acceptance of Units if:

(a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Units tendered pursuant to the Repurchase Offer;

(b) there is, in the judgment of the Board of Directors, any

(i)	legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting the Fund,
(ii)	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund,
(iii)	limitation imposed by federal or state authorities on the extension of credit by lending institutions,
(iv)	suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,
(v)	commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund,
(vi)	material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Repurchase Offer, or
(vii)	other event or condition that would have a material adverse effect on the Fund or its Investors if Units tendered pursuant to the Repurchase Offer were purchased; or

(c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Units pursuant to the Repurchase Offer.

However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

11. Agreements involving the Fund’s Securities. Every Investor, prior to investing in the Fund, must complete subscription documents which contain certain terms and conditions with respect to the investment in the Fund. The subscription documents contain provisions related to items such as fees and liquidity restrictions. Every Investor is required to comply with the terms and conditions of the subscription documents. There are no other agreements, arrangements, or understandings between the Fund and any other person with respect to the securities of the Fund.

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12. Certain Information about the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited partnership. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Limited Partnership Agreement.

The Feeder Fund may participate in the Repurchase Offer. The Investment Manager also manages the Feeder Fund.

Except as described herein, none of the Fund, the Investment Manager or the Board of Directors has any plans or proposals that relate to or would result in: (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Repurchase Offer or in connection with ordinary portfolio transactions of the Fund) (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the present Board of Directors, or the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Directors or to fill any existing vacancy on the Board of Directors or to change the material terms of the employment contract of any executive officer; (e) any other material change in the Fund’s structures or business, including any plans or proposals to make any changes in their fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) any changes in the Limited Partnership Agreement or other actions that may impede the acquisition of control of the Fund by any person, (g) the Fund becoming eligible for termination of registration under Section 12(g)(4) of the 1940 Act; (h) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time) or the disposition of Units (other than through periodic repurchase offers including the Repurchase Offer) or (i) the suspension of the Fund’s obligations to file reports under Section 15(d) of the 1940 Act. The Fund is not currently listed on a national securities exchange or quoted in an automated quotations system operated by a national securities association.

Units that are tendered to the Fund in connection with the Repurchase Offer will be retired, although the Fund may issue Units from time to time in transactions not involving any public offering and exempt from registration under the Securities Act of 1933, as amended.

13. Tax Consequences. The following discussion is a general summary of the Federal income tax consequences of the repurchase of Units by the Fund from Investors pursuant to the Repurchase Offer. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Units by the Fund pursuant to the Repurchase Offer.

In general, an Investor from whom Units are repurchased by the Fund will be treated as receiving a distribution from the Fund. Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor’s then adjusted tax basis in such Investor’s Units. An Investor’s basis in such Investor’s remaining Units, if any, will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor’s basis in such Investor’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Net Asset Value Determination Date. Money distributed to an Investor in excess of the adjusted tax basis of such Investor’s Units is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire investment is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor’s then adjusted tax basis in the Investor’s repurchased Units. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Fund assets might be decreased by the amount of taxable loss recognized by the Investors whose entire Units are purchased by the Fund. Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Investors who retain Units in the Fund.

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14. Repurchase Fees. No fee or commission is payable by you to the Fund in order to participate in the Repurchase Offer. However, if your Units are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Administrator.

15. Proper Form of Repurchase Request Documents.

A.	Proper Presentation of Units for Repurchase

For an Investor to properly submit Units pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Administrator by the Expiration Date. Letters of Transmittal should NOT be sent or delivered to the Fund.

The acceptance by the Fund of Units for repurchase will constitute a binding agreement between the participating Investor and the Fund subject to the conditions and terms of the Repurchase Offer.

B.	Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:

•	The Letter of Transmittal is signed by all registered holder(s) of the Units, AND
•	There is no change of registration for the Units that the Investor will continue to hold, AND
•	The payment of the repurchase proceeds is to be sent to the registered owners of the Units at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below. (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Units submitted for repurchase must correspond with the name(s) in which the Units are registered, without alteration, enlargement or any change whatsoever.

If any of the Units presented for repurchase are owned of record by two (2) or more joint owners, all such owners must sign the Letter of Transmittal.

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If any of the Units presented for repurchase are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted. “Satisfactory” evidence is in the sole discretion of the Fund.

C.	Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of repurchase requests for Units determined not to be in the proper form, or to refuse to accept for repurchase any Units if, in the opinion of counsel to the Fund, paying for such Units would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Units, whether in general or with respect to any particular Units or Investor(s). The Fund’s interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the time period determined by the Fund. Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

None of the Fund, the Administrator, the Investment Manager nor any other person is obligated to give notice of any defects or irregularities in repurchase requests tendered, and no person will incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Investor. In all cases, sufficient time should be allowed to ensure timely delivery.

16. Recommendations. The Repurchase Offer has been recommended by the Investment Manager and unanimously approved by the Board of Directors. However, none of the Fund, the Investment Manager, nor the Board of Directors makes any recommendation to any Investor as to whether to participate in the Repurchase Offer. Investors are urged to carefully evaluate all information in the Offer to Repurchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Units for repurchase. The Repurchase Offer is intended to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Investor’s investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Units pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

There are no other persons, directly or indirectly, employed, retained or to be compensated to make solicitations or recommendations in connection with this Repurchase Offer.

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This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Feeder Fund may participate in the Repurchase Offer. The Investment Manager also manages the Feeder Fund.

17. Source and Amount of Funds; Effect of the Repurchase Offer. The actual cost of the Repurchase Offer cannot be determined at this time because the number of Units to be repurchased will depend on the number of Units submitted for repurchase and the Repurchase Price will be determined on the Net Asset Value Determination Date. The total cost to the Fund of repurchasing twenty-five percent (25%) of its issued and outstanding Units pursuant to the Repurchase Offer would be approximately $8,090,274.96 based on the net asset value of all Units in that Fund as of May 31, 2012. However, the total number of Units issued and outstanding as of the Expiration Date may be higher than the number of Units issued and outstanding on May 31, 2012. Repurchased Units will be retired, resulting in a reduction in the Fund’s aggregate net asset value. However, the Fund may issue new Units upon additional subscriptions from current Investors or new subscriptions by new Investors.

The Fund has the resources necessary to make payment for Units submitted for repurchase in the Repurchase Offer. There are no material conditions to the financing of the transaction. The Fund does not currently intend to borrow, directly or indirectly, any part of the Fund or other consideration to be used in the transaction; however, the Fund reserves the right to do so, in its sole discretion, as disclosed in the Fund’s Confidential Private Placement Memorandum and the Limited Partnership Agreement. The Fund will bear its costs and expenses of the Repurchase Offer.

The repurchase of Units pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Investors and reducing the net assets of the Fund. The reduced net assets of the Fund as a result of the Repurchase Offer will result in a higher expense ratio for the Fund, as described in the Fund’s Confidential Private Placement Memorandum and the Limited Partnership Agreement. In addition, the net asset value of the Units may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by the Fund accompanying the liquidation of portfolio securities for cash.

18. Certain Legal Matters. The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to an Investor’s decision whether to participate in the Repurchase Offer.

The Fund’s obligations under the Repurchase Offer to accept payment and pay for Units are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will repurchase requests be accepted from or on behalf of) holders of Units in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund reserves the right to exclude Investors in any jurisdiction in which the Repurchase Offer cannot lawfully be made. So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Fund believes that the exclusion of Investors residing in such jurisdictions is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

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The Fund is not aware of any license or regulatory permit that appears to be material to its respective businesses that might be adversely affected by the Repurchase Offer or the payment of cash in exchange for the tender of Units.

19. Units of Directors and Officers; Transactions and Arrangements Concerning Units. As of May 31, 2012, the aggregate number and percentage of Units of the Fund beneficially owned by members of the Board of Directors and the officers and control persons are set forth in the table below:

Name and Position	Number of Units beneficially owned	Percentage of Units beneficially owned	Address
Interested Director
Gregory S. Horn, Director and President	1,514.146	4.90%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Independent Directors
Robert W. Fesnak, Director	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Joseph R. Rindler, Jr., Director	0	0%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Michael J. Maher, Jr., Director	92.070	0.30%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
Officer(s)
Todd Cipperman, Secretary	0	0%	500 E. Swedesford Road, Suite 104, Wayne, PA 19087
Control Persons
Persimmon Growth Partners Investor Fund	29,627.869	94.66%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422
All directors and executive officers of the Fund as a group	1,606.216	5.20%	1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422

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Neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s Directors or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Repurchase Offer with respect to any securities of the Fund. This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations. The Fund has been advised that no member of the Board of Directors, any officers, or the Investment Manager intends to participate in the Repurchase Offer of the Fund.

The Feeder Fund may participate in the Repurchase Offer. The Investment Manager also manages the Feeder Fund.

There have been no transactions involving Fund Units that were effected in the past 60 days by the Fund, the Investment Manager, any member of the Fund’s Board of Trustees or executive officers or any person controlling the Fund or the Investment Manager.

20. Additional Information. None.

There are no agreements required to be disclosed pursuant to Item 11 of Schedule TO.

21. Financial Statements. The Issuer registered under the Investment Company Act on August 24, 2010.  Audited financial statements for the fiscal year ended December 31, 2009, are included in the Issuer’s initial Form N-2, which was filed on August 24, 2010. Audited financial statements through March 31, 2010 and unaudited financial statements through September 30, 2010 are included in the Issuer’s Form N-CSR, which was filed on December 9, 2010. Audited financial statements for the fiscal year ended March 31, 2011 are included in the Issuer’s Form N-CSR, which was filed on June 10, 2011. Unaudited financial statements through September 30, 2011 are included in the Issuer’s Form N-CSR, which was filed on December 9, 2011 and amended on January 9, 2012. Audited financial statements for the fiscal year ended march 31, 2012 are included in the Issuer’s Form N-CSR, which was filed on June 11, 2012. The Issuer is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Issuer is an investment fund that does not calculate earnings per share or book value per share.  The Issuer’s assets will be reduced by the amount of the tendered interests that are purchased by the Issuer.  Thus, income relative to assets may be affected by the Offer. Copies of the Fund’s financial statements can be obtained by calling Persimmon Capital Management, LP at (877) 502-6840 or by a request by mail to 1777 Sentry Parkway West, Gwynedd Hall, Suite 102, Blue Bell, PA 19422. These can also be found online at www.sec.gov.

Dated: July 2, 2012

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Investors in
Connection with Acceptance of Tender of Units held by
Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with
Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

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Exhibit (a)(1)(i)

Persimmon Growth Partners Fund, L.P.

1777 Sentry Parkway West, Gwynedd Hall, Suite 102

Blue Bell, PA 19422

(877) 502-6840

Persimmon Growth Partners Fund, L.P. Offer to Repurchase

Up to twenty-five percent (25%) of its Units

at Net Asset Value

All requests to have Units repurchased must be RECEIVED by JD Clark & Company in proper form no later than

12:00 midnight Eastern Time on August 1, 2012,

unless the Offer to Repurchase is extended

July 2, 2012

Dear Investor:

This notice is to inform you about the offer by Persimmon Growth Partners Fund, L.P. (the “Fund”) to repurchase up to twenty-five percent (25%) of the outstanding shares of beneficial interest of the Fund (the “Units”) pursuant to tenders by investors in the Fund (each, a “Investor”; collectively, the “Investors”). If you desire to tender all or a portion of your Units in the Fund, you must do so by 12:00 midnight Eastern Time on August 1, 2012, unless extended (the “Expiration Date”), upon the terms and conditions contained in the Offer to Repurchase and Letter of Transmittal, which as each may be amended or supplemented from time to time together constitute the “Repurchase Offer”.

The Repurchase Offer is intended to provide Investors with a source of liquidity for their Units, as Units are not redeemable daily for cash, nor are they traded on a stock exchange. Investors can offer all or a portion of their Units for repurchase only during one of the Fund’s repurchase offers. IF YOU ARE NOT INTERESTED IN SELLING ANY OF YOUR SHARES AT THIS TIME, YOU DO NOT HAVE TO DO ANYTHING AND CAN DISREGARD THIS NOTICE. We will contact you prior to the next repurchase offer.

The repurchase price (the “Repurchase Price”) is an amount equal to the net asset value of the Units of the Fund as of the close of the regular trading session of the New York Stock Exchange on September 28, 2012 (the “Net Asset Value Determination Date”). An Investor may expect to receive the Repurchase Price in cash, without interest, subject to terms and conditions in the Repurchase Offer. Investors should realize that the value of the Units tendered in this Repurchase Offer likely will change between August 1, 2012 and September 28, 2012 (the date when the value of the Units tendered for repurchase will be determined). Investors tendering their Units should also note that they will remain Investors in the Fund, with respect to their Units tendered and accepted for purchase by the Fund, through September 28, 2012. Any tendering Investors who wish to obtain the estimated net asset value of their Units should contact Persimmon Capital Management, LP (the “Investment Manager”), at the number provided below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Eastern Time.

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If you wish to sell all or a portion of your Units during this tender period, you can do so in one of the following ways:

1.	If your Units are held in your own name (please refer to your account statement), you can complete the attached Letter of Transmittal and return it to the Fund’s Administrator, JD Clark & Company, together with any required signature guarantees and any other documents required by the Letter of Transmittal, by the Expiration Date (12:00 midnight Eastern Time on August 1, 2012, unless extended).

2.	If your Units are held for you by a financial intermediary such as a broker, dealer, commercial bank, trust company, retirement plan trustee, or other nominee (each, a “Financial Intermediary”), you should contact your Financial Intermediary to tender such Units. The Financial Intermediary may charge a transaction fee for processing your repurchase request.

The Fund’s board of directors (the “Board of Directors”) unanimously approved the Repurchase Offer. However, none of the Fund, the Investment Manager, nor the Board of Directors makes any recommendation to any Investor as to whether to participate in the Repurchase Offer. Investors are urged to evaluate carefully all information in the Offer to Repurchase and Letter of Transmittal, consult their own financial and tax advisors and make their own decision whether or not to tender Units for repurchase. If you have any questions, contact your financial advisor or you may call Persimmon Capital Management, LP at (877) 502-6840.

Sincerely,

Persimmon Growth Partners Fund, L.P.

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Exhibit (a)(1)(ii)

Letter of Transmittal

To Accompany Repurchase Request of Units of Beneficial Interest of

Persimmon Growth Partners Fund, L.P.

All requests to have Units repurchased must be RECEIVED by JD Clark & Company in proper form no later than 12:00 midnight Eastern Time on August 1, 2012, unless the Offer to
Repurchase is extended

To: Persimmon Growth Partners Fund, L.P.

The person(s) signing this Letter of Transmittal (“Signor”) elects to participate in the Offer to Repurchase and requests the repurchase by Persimmon Growth Partners Fund, L.P. (the “Fund”) of the shares of beneficial interest (the “Units”) of the Fund listed herein in exchange for the Repurchase Price (defined below) for the Units tendered and accepted. The repurchase price (the “Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange on September 28, 2012 (the “Net Asset Value Determination Date”). This Letter of Transmittal is subject to the terms and conditions described in the Offer to Repurchase, dated as of July 2, 2012. Receipt of the Offer to Repurchase is acknowledged by the Signor. The Offer to Repurchase and this Letter of Transmittal, which as each may be amended or supplemented from time to time, together constitute the “Repurchase Offer”.

The Signor recognizes that there may be expenses associated with participation in the Repurchase Offer. A participating Investor may be charged a fee for assistance in transmitting the required documentation by the Investor’s broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (each, a “Financial Intermediary”).

Subject to, and effective upon, acceptance for payment of, or payment for, Units presented for repurchase by the Signor in accordance with the terms and subject to the conditions of the Repurchase Offer (including, if the Repurchase Offer is extended or amended, the terms or conditions of any extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, the Fund all right, title and interest in and to all of the Units that are being presented for repurchase as described in “Units Tendered for Repurchase” that may be purchased by the Fund pursuant to the Repurchase Offer (and any and all dividends, distributions, other Units or securities or rights issued or issuable in respect of such Units on or after the Net Asset Value Determination Date) and the Signor irrevocably constitutes and appoints the Fund’s Administrator, JD Clark & Company (the “Administrator”), as the true and lawful agent and attorney-in-fact of the Signor with respect to such Units (and any such dividends, distributions, other Units, or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units, subject to the succeeding paragraph, all in accordance with the terms and conditions set forth in the Repurchase Offer.

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The Signor hereby represents and warrants that: (a) the Signor has full power and authority to submit, sell, assign and transfer the Units submitted for repurchase (and any and all dividends, distributions, other Units or other securities or rights issued or issuable in respect of such Units on or after the Net Asset Value Determination Date); (b) when and to the extent the Fund accepts the Units for repurchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances, or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the Signor will execute and deliver any additional documents deemed by the Administrator or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the submitted Units (and any and all dividends, distributions, other Units or securities or rights issued or issuable in respect of such Units on or after the Net Asset Value Determination Date); and (d) the Signor has read and agreed to all of the terms of the Repurchase Offer.

The Signor recognizes that, under certain circumstances set forth in the Offer to Repurchase, the Fund may terminate or amend the Repurchase Offer or may not be required to repurchase any of the Units presented for repurchase. The Signor understands that the Administrator will cancel the repurchase request as to any Units not repurchased by the Fund.

Each Investor must also complete the Instructions Form as a condition of participation in the Repurchase Offer.

The Signor understands that acceptance of Units by the Fund for repurchase represents a binding agreement between the Signor and the Fund upon the terms and conditions of the Repurchase Offer.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death or incapacity of the Signor and all obligations of the Signor under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the Signor.

Except as stated in the Offer to Repurchase, the Signor’s presentment of Units for repurchase is irrevocable.

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Signor must provide the information requested in this Letter of Transmittal. Failure to furnish the information requested regarding account information will result in an incomplete repurchase request, which will mean the Fund cannot repurchase the Units tendered.

NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW

INSTRUCTIONS

Forming part of the terms and conditions of the Repurchase Offer

1. Guarantee of Signatures. No signature guarantee is required on this Letter of Transmittal if: (a) this Letter of Transmittal is signed by the registered holder(s) of Units presented for repurchase; (b) there is no change of registration for the Units the Investor will continue to hold; and (c) the payment of the repurchase proceeds is to be sent to the registered owners of the Units at the address shown on the Investor’s account statement. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (defined below).

Signatures must be guaranteed by one of the following: a U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency (each an “Eligible Institution” and collectively, “Eligible Institutions”). A notary cannot provide a signature guarantee. Please note: if you request your funds to be sent via ACH to a bank account other than one that is already noted on your account, a signature guarantee is required.

2. Delivery of Letter of Transmittal. A properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other documents required by this Letter of Transmittal should be mailed or delivered to the Administrator at the appropriate address set forth herein and must be received by the Administrator prior to 12:00 midnight Eastern Time on August 1, 2012. Letters of Transmittal should NOT be sent or delivered to the Fund.

Delivery will be deemed made only when actually received by the Administrator. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Investors have the responsibility to cause the Letter of Transmittal and any other documents required by this Letter of Transmittal to be delivered in accordance with the Repurchase Offer.

The method of delivery of this Letter of Transmittal and all other required documents is at the option and sole risk of the Investor presenting Units for repurchase. In all cases, sufficient time should be allowed to ensure timely delivery.

23

The Letter of Transmittal should be sent to the Administrator at the following address:

JD Clark & Company

Attn: Persimmon Growth Partners Fund, L.P.

2225 Washington Boulevard, Suite 300

Ogden, UT 84401

PH: 801-737-4000

FX: 801-737-8080

The Fund will not accept any alternative, conditional or contingent repurchase requests.

3. Inadequate Space. If the space provided to respond to any of the questions below is inadequate, the necessary information should be listed on a separate schedule signed by all of the required signatories and attached to the Letter of Transmittal.

4. Signatures on Letter of Transmittal, Authorizations, and Endorsements. Signature(s) by registered holder(s) on this Letter of Transmittal must correspond EXACTLY with the name(s) in which the Units are registered.

If any of the Units presented for repurchase are owned of record by two (2) or more joint owners, all owners must sign this Letter of Transmittal. If any of the Units presented for repurchase are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If this Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act in such a fiduciary or representative capacity must be submitted.

5. Transfer Taxes on Units. There are no transfer taxes related to the Repurchase Offer.

6. Irregularities. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Units presented for repurchase will be determined by the Fund, in its sole discretion, and the Fund’s determination shall be final and binding. The Fund reserves the absolute right to reject any or all Units presented for repurchase determined not to be in appropriate form or to refuse to accept for payment, repurchase or pay for any Units if, in the opinion of the Fund’s counsel, accepting, repurchasing or paying for the Units would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer in whole or in part, or any defect in any repurchase request, whether generally or with respect to any particular Unit(s) or Investor(s). The Fund’s interpretations of the terms and conditions of the Repurchase Offer (including these instructions) shall be final and binding.

None of the Fund, Persimmon Capital Management, LP (the “Investment Manager”), the Administrator, nor any other person is obligated to give any notice of defects or irregularities in repurchase requests, and none of them shall incur any liability for failure to give any such notice, including without limitation, with respect to the Instructions form and necessary tax information.

7. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to the Investment Manager, by telephoning (877) 502-6840.

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IMPORTANT

This Letter of Transmittal bearing original signature(s), properly completed and duly executed, together with any required signature guarantees and all other required documents must be received by the Administrator no later than the Expiration Date.

DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO PRESENT YOUR
SHARES FOR REPURCHASE.

I.	ACCEPTANCE OF THE REPURCHASE OFFER

The Repurchase Offer is hereby accepted in accordance with its terms.

Name of Fund

Name of Registered Investor (s)	Name of Registered Investor(s)
(Please Type or Print)	(Please Type or Print)

Authorized Signature	Authorized Signature

Taxpayer Identification or	Taxpayer Identification or
Social Security Number	Social Security Number

Date

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Fund statement or by person(s) authorized to become registered holder(s) by certificates and documents transmitted under this Letter of Transmittal.)

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If signature is by a trustee, executor, administrator, guardian, attorneys-in-fact, agent, officer of a corporation or others acting in a fiduciary or representative capacity, please provide the following information (see Instruction 4):

Name
(Please Type or Print)

Capacity (Full Title)
(See Instruction 4)

Address

Daytime Telephone Number

II.	GUARANTEE OF SIGNATURE(S)

(See Instruction 1)

Authorized Signature

Name
(Please Type or Print)
Title

Name of Firm

Address

Daytime Telephone Number

Dated

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III.	SHARES TENDERED FOR REPURCHASE

(Please fill in ALL applicable information)

	Partial Tender	Please tender __________% of my Units

	Dollar Amount	Please repurchase enough of my Units so that I will
receive $____________.

	Full Tender	Please tender all of my Units.

(Please Note: You must retain a $25,000 minimum balance if tendering less than ninety percent (90%) of your Units. Tenders of ninety percent (90%) or more of an investor’s shares will be deemed a full tender.)

IV.	PAYMENT AND DELIVERY INSTRUCTIONS

Please check one of the options listed below and provide any information corresponding to your selection.

IMPORTANT NOTE:

If you invest through a Financial Intermediary, that Financial Intermediary may require alternate payment and delivery instructions, notwithstanding your request below. All monies held at Royal Bank of Canada (“RBC”) will be returned to the investor’s account held at RBC acting as custodian.

Please contact your Financial Intermediary for more information.

	Mail a check to the address of record

A check for the proceeds of repurchased interests will be issued in the name of the registered Investor(s) and mailed to the address of record on the account.

	Mail a check to an alternative address

If alternative address is requested, please provide instructions here (signature(s) must be “guaranteed.” See Instruction 1).

Alternative Mailing Instructions:    _________________________________

                                                             _________________________________

                                                             _________________________________

	Royal Bank of Canada Account

Proceeds to be wired to current account held at RBC. Existing RBC instructions are on file.

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	Send proceeds via Fed Funds Wire

Proceeds will be sent via Fed Funds wire to the bank instructions listed below.

Wiring Instructions:	Bank Name:__________________________________________

ABA #:_____________________________________________

Account Name:_______________________________________

Account #:__________________________________________

For Further Credit to:___________________________________

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Exhibit (a)(1)(iii)

__________, 2012

Dear Investor:

Persimmon Growth Partners Fund, L.P. (the “Fund”) has received and accepted for purchase your tender of all or a portion of your Units in the Fund.

Because you have tendered and the Fund has purchased all or a portion of your Units, you have been issued a non-interest bearing, non-transferable note (the “Note”) entitling you to receive an Initial Payment in an amount equal to at least ninety-five percent (95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date. The Investment Manager, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one-hundred percent (100%) of the estimated value of the repurchased Units. An Investor that tenders a partial interest, which is ninety percent (90%) or more of the Investor’s Units, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date. The Initial Payment will be made thirty (30) days after the Net Asset Value Determination Date.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit. Investors whose Units will be liquidated because they tendered ninety percent (90%) or more of their Units will receive a Contingent Payment.

The Initial Payment and, if applicable, the Contingent Payment, will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled. You will remain an Investor of the Fund with respect to your Units in the Fund that you did not tender, if applicable.

All capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Offer to Repurchase and Letter of Transmittal.

Should you have any questions, please call your financial advisor or broker, or you may call Persimmon Capital Management, LP at (877) 502-6840.

Sincerely,

Persimmon Growth Partners Fund, L.P.

29

Exhibit (a)(1)(iv)

PROMISSORY NOTE

Persimmon Growth Partners Fund, L.P. Offer to Repurchase

Up to twenty-five percent (25%) of its Units

at Net Asset Value

Pursuant to the Repurchase Offer, dated as of July 2, 2012, of up to twenty-five percent (25%) of its Units of beneficial interest (“Units”) in the net assets of Persimmon Growth Partners Fund, L.P. (the “Fund”) issued and outstanding as of August 1, 2012 (the “Expiration Date”), at a price equal to the net asset value of the Units as of the close of regular trading session of the New York Stock Exchange on the Net Asset Value Determination Date upon the terms and conditions set forth in the Repurchase Offer, the Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the “Payee”) an amount equal to the net asset value of the Units tendered, determined as of the Net Asset Value Determination Date in accordance with the valuation policy of the Fund, as described in the Fund’s Confidential Private Placement Memorandum and the Limited Partnership Agreement.

This note entitles the Payee to receive an initial payment, valued in accordance with the Fund’s Confidential Private Placement Memorandum and the Limited Partnership Agreement, in an amount equal to at least ninety-five percent (95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date. The Investment Manager, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Units. An Investor that tenders ninety (90%) or more of his or her Units, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date. The Initial Payment will be made thirty (30) days after the Net Asset Value Determination Date.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit. This amount will be paid to the Payee via ACH or Check, as per the instructions on the Payee’s Letter of Transmittal or as per the settlement instructions of the Payee’s Financial Intermediary. Investors whose Units will be liquidated because they tendered ninety percent (90%) or more of their Units will receive a Contingent Payment.

Both the Initial Payment and Contingent Payment hereunder shall be paid in cash, provided, however, that if the Fund’s Board of Directors determines that it is necessary to make payment of all or a portion of the purchase proceeds by a distribution of portfolio securities to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining Investors of the Fund, or such other reasons as provided for in the Fund’s Confidential Private Placement Memorandum and the Limited Partnership Agreement, then such payment shall be made by distributing such portfolio securities, all as more fully described in the Repurchase Offer.

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Both the Initial Payment and, if applicable, the Contingent Payment shall be made by check or ACH to the Payee, as per the Payee’s instruction on the Letter of Transmittal.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee:_________________________________	Persimmon Growth Partners Fund, L.P.

By:____________________________________________
Name:__________________________________________
Title:___________________________________________

31

Exhibit (a)(1)(v)

FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST
COMPANIES, RETIREMENT PLAN TRUSTEES AND OTHER NOMINEES REGARDING
THE REPURCHASE OFFER BY

Persimmon Growth Partners Fund, L.P. Offer to Repurchase

Up to twenty-five percent (25%) of its Units

at Net Asset Value

To: Brokers, Dealers, Commercial Banks, Trust Companies, Retirement Plan Trustees and Other Nominees (“Financial Intermediaries”):

We are enclosing the material listed below relating to the offer by Persimmon Growth Partners Fund, L.P. (the “Fund”) to investors (the “Investors”) to repurchase at net asset value up to twenty-five percent (25%) of the shares of beneficial interest of the Fund (the “Units”) issued and outstanding as of August 1, 2012 (the “Expiration Date), as are properly tendered and not withdrawn on the Expiration Date. The Fund is a Delaware limited partnership registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company.

THE REPURCHASE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON AUGUST 1, 2012, UNLESS EXTENDED (THE “EXPIRATION DATE”).

The Repurchase Price to be paid is an amount equal to the net asset value of the tendered Units of the Fund as of the close of the regular trading session of the New York Stock Exchange on September 28, 2012. An Investor will most likely receive the Repurchase Price for each Unit tendered and accepted, in cash, without interest. The Units will be repurchased subject to the terms and conditions set forth in the Offer to Repurchase, dated as of July 2, 2012 and the related Letter of Transmittal, which as each may be amended or supplemented from time to time together constitute the “Repurchase Offer”.

The following documents are enclosed:

(1) Offer to Repurchase dated as of July 2, 2012;

(2) Letter of Transmittal; and

(3) Instructions Form

Please be advised that participation in the Repurchase Offer requires submission of the Instructions Form. All Financial Intermediaries are requested to submit account information on behalf of their clients who choose to participate in the Repurchase Offer. If a client instructs you by telephone to present Units for repurchase, please record the telephone conversation (in accordance with applicable law).

No fees or commissions will be payable to brokers, dealers or other persons under the terms of the Repurchase Offer, although redeeming Investors may be obligated to pay a processing fee to their Financial Intermediary for assistance in transmitting a repurchase request.

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The Repurchase Offer is not being made to (nor will repurchase requests be accepted from or on behalf of) Investors residing in any jurisdiction in which the making of the Repurchase Offer or its acceptance would not be in compliance with the laws of such jurisdiction. To the extent that the securities laws of any jurisdiction would require the Repurchase Offer to be made by a licensed broker or dealer, the Repurchase Offer shall be deemed to be made on the Fund’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NONE OF THE FUND, THE BOARD OF DIRECTORS, JD CLARK & COMPANY OR THE INVESTMENT MANAGER TO THE FUND IS MAKING ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO SUBMIT FOR REPURCHASE OR TO REFRAIN FROM SUBMITTING FOR REPURCHASE SHARES. THE FUND HAS BEEN ADVISED THAT NO MEMBER OF THE BOARD OF DIRECTORS, JD CLARK & COMPANY, OFFICER OF THE FUND, OR THE FUND’S INVESTMENT MANAGER WILL PARTICIPATE IN THE REPURCHASE OFFER.

Additional copies of the enclosed materials may be obtained from JD Clark & Company, the Fund’s administrator, at the address and telephone number set forth in the Letter of Transmittal. Any questions you have with respect to the Repurchase Offer should be directed to Persimmon Capital Management, LP at (877) 502-6840.

Very truly yours,

Persimmon Growth Partners Fund, L.P.

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR JD CLARK & COMPANY OR AUTHORIZE YOU OR ANY OTHER PERSON (A) TO MAKE ANY STATEMENTS WITH RESPECT TO THE REPURCHASE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER TO REPURCHASE AND THE LETTER OF TRANSMITTAL, OR (B) TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE REPURCHASE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED HEREIN.

33

Exhibit (a)(1)(vi)

INSTRUCTIONS REGARDING THE OFFER BY

Persimmon Growth Partners Fund, L.P. Offer to Repurchase

Up to twenty-five percent (25%) of its issued and outstanding Units at Net Asset Value in exchange for cash

DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO PRESENT YOUR
SHARES FOR REPURCHASE.

Please consult with your Financial Intermediary before completing this form.

JD Clark & Company must receive your Units from your Financial Intermediary no later than 12:00 midnight Eastern Time on August 1, 2012 (the “Expiration Date”), unless the
Offer to Repurchase is extended).

The undersigned acknowledge(s) receipt of the Offer to Repurchase, dated as of July 2, 2012 and the Letter of Transmittal in connection with the offer to Investors by Persimmon Growth Partners Fund, L.P. (the “Fund”), a Delaware limited partnership registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company, to tender their Units for the repurchase at net asset value up to twenty-five percent (25%) of the shares of beneficial interest (the “Units”) of the Fund as of the Expiration Date. The undersigned hereby requests the purchase of the Units designated below, in accordance with the terms and conditions of the Offer to Repurchase and Letter of Transmittal, which as each may be amended from time to time together constitute the “Repurchase Offer”.

Number of Units Tendered for Participation in Repurchase Offer: _____

Name of Fund	Date

Name of Registered Investor(s)	Name of Registered Investor(s)
(Please Type or Print)	(Please Type or Print)

Authorized Signature	Authorized Signature

Taxpayer Identification or	Taxpayer Identification or
Social Security Number	Social Security Number

34